PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046558

SEC
Mail Processing
Section

JUL 14 2009

Washington, DC
122

9th July 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 9th July 2009.

"Trading and Operations Update"

Yours faithfully

Stephen Huddle
Company Secretary

Enc

7/17

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Trading and Operations Update
9th July 2009

Premier today provides a trading and operations update ahead of its 2009 Interim Results which will be announced on Thursday 27th August 2009.

During the first half of 2009, Premier has made substantial progress through the successful completion of the Oilexco North Sea Limited ("Oilexco") acquisition in the UK, and through achieving material cost savings in our Asian development portfolio. We are delighted to have made significant exploration discoveries in both Vietnam and, as announced separately yesterday, in Norway. The drilling programme for the second half of the year includes material wells in Norway, Congo, and Vietnam.

CURRENT TRADING OPERATIONS

PRODUCTION

Estimated average production for the first half of 2009 was 39.7 kboepd (1H 2008: 38.0 kboepd), largely in line with expectations, including the UK assets of Oilexco from 21st May 2009. Approximately 34% of total production was oil. Production for the period after 21st May has averaged 49.5 kboepd.

Total UK production for the period averaged 12.1 kboepd (1H 2008: 10.6 kboepd) including production from Oilexco since 21st May. The Oilexco fields contributed an average rate of 13.3 kboepd in the period to 30th June.

The Wytch Farm and Kyle fields are performing in line with expectations. The Scott field has under-performed as a result of both facilities issues and from the failure of the first well of the three-well infill programme. The facilities problems have been largely addressed and should result in improved performance in the second half of 2009. Encouraging results from the latter two infill wells have led to a fourth infill well later this year.

Work is progressing on the Balmoral platform to increase the capacity of both gas lift and water handling systems and to accelerate riser replacements into 2009 from 2010. This should be completed after the shutdown periods this summer. Production from the Nicol field, where a second well was brought on-stream in June 2009, is currently constrained by bottlenecks in the offtake system. Work to optimise the use of the Brenda-Nicol sub-sea multiphase pump and to increase its capacity is progressing and is expected to complete in the fourth quarter of 2009. A decision on the timing of an infill well on Brenda will be made on completion of this work.

The Sevan Voyageur FPSO is currently being hooked up to the Shelley field which is expected to commence production in July. An initial rate of 10-12 kboepd is expected, but as a result of complex geology the longer term performance is less certain.

2009 production for the UK assets is forecast to be close to 20 kboepd. This now includes a contribution from the Shelley field and is ahead of Premier's expectations at the time of the Oilexco acquisition.

In Indonesia, Premier's net working interest production for the period is 11.0 kboepd (1H 2008: 11.9 kboepd) reflecting a good performance from the Anoa field as a result of strong Singapore demand, offset by a reduction in the Kakap field due to gas compression issues.

Pakistan production of 15.6 kboepd (1H 2008: 14.8 kboepd) again exceeded expectations on the back of strong gas demand and successful infill drilling, notably with the Zamzama-6 well which came on-stream in June at initial rates in excess of 100 mmscfd (gross). There are ongoing infill wells on both the Qadirpur and Kadanwari fields.

During the first half, production from the Chinguetti field in Mauritania averaged 1010 boepd (1H 2008: 800 boepd) net to Premier. First oil from the NW Gemsa permit in Egypt was achieved in February 2009 and is currently producing around 200 bopd (facility constrained) net to Premier. Additional production from the Geyad facilities, following the Geyad-1X well drilled in May, is expected on-stream during July.

Production expectations for the full year are around 46 kboepd, including the impact of the Shelley field due on-stream in July and the effect of summer maintenance periods.

DEVELOPMENT PROJECTS

North Sea

Premier has successfully negotiated a new contract for the use of the Voyageur FPSO to develop the Shelley field (Premier - 100%). A diving support vessel is currently on location connecting two suspended production wells to the FPSO and installing the control umbilical. This work is expected to be complete by the end of the month.

On the Huntington field, unitisation negotiations and development concept selection are expected to be completed by the end of 2009 leading to the possibility of early development sanction.

Premier is working with other interest owners to progress the development of a series of discoveries including Bugle and Blackhorse over the Scott facility (Premier – 22%).

On 30th June Premier completed the acquisition of a 100% interest in the Caledonia field pursuant to an agreement that had been commenced by Oilexco. The Caledonia field is largely watered out but potential exists for further development. Studies and tariff negotiations are ongoing with a decision on further development targeted to be made by year-end.

In Norway, the Frøy field owners are currently co-operating with two other operators in the area to evaluate joint development opportunities. If successful, this could lead to an area development, substantially improving the Frøy field economics. The initial conclusions from these studies will be available towards the end of 2009.

Asia

As previously announced, the EPCI contract for the Gajah Baru development was re-bid with significant cost savings achieved. Following signature in May, operations to fabricate the deck and jackets for the two platforms are expected to commence shortly at PT Nisconi's construction facility in Batam.

In North Sumatra, government signature to the Block A PSC extension is awaited prior to moving ahead with EPCI tendering for the Alur Rambong and Alur Siwah gas projects. First gas from the area is now expected in 2011.

In Vietnam, construction work on the wellhead platform for the Chim Sáo field is proceeding on schedule to allow installation during 2010. Discussions with potential FPSO providers to the project are well advanced. Estimated gross capital costs for the development are currently $836 million, taking into account savings from the elimination of a platform and movements in drilling costs.

EXPLORATION AND APPRAISAL UPDATE

Three successful wells were drilled during the first half of the year. As previously announced, the Cá Rồng Đỏ well on Block 07/03 in Vietnam intersected approximately 90m net oil and gas pay within multiple stacked reservoir layers. Drill stem tests were run over two of these reservoir zones, testing oil at a combined rate of 3,265 bopd, together with 8.1 mmscfd of gas on a 48/64" choke. Planning is advanced for a 3D survey to identify locations of on-trend structures for drilling in 2010. In the meantime, a second exploration well on the block is planned for November.

As separately announced yesterday, the PL378 licence Grosbeak well in Norway (Premier - 20%) discovered oil and gas in the Upper and Middle Jurassic target zones. Extensive logging and coring has been carried out. Preliminary volumes for the Grosbeak discovery are estimated by the operator to be between 35 and 190 mmboe. Further work is now required on the Gnatcatcher prospect elsewhere on the block. The block is located close to existing infrastructure.

The Bream appraisal well in Norway (Premier - 20%) spudded on 12th June, has penetrated good oil-bearing sands in the vertical well section. As planned, a horizontal well section will now be drilled to gather further reservoir data as a basis for development studies.

On the Norwegian licence PL359, the acquisition of new 3D seismic data has been completed and the joint venture partners have approved the Transocean Winner rig to drill the Greater Luno prospect in the fourth quarter of 2009.

In the UK, discussions are under way to source a rig to drill an appraisal well in a mapped northern extension of the Bugle field. It is anticipated that the well will be drilled at the latest by mid-2010. Other wells proposed for 2010 include an appraisal of the Moth discovery and an exploration well on the Catcher prospect on Block 28/9 (Premier – 50%).

In Congo, the Frida exploration well (Premier - 31.5%) is expected to spud on or around 23rd July.

In Egypt, following the successful discovery at Geyad-1X and appraisal of Al Amir SE earlier in the year, an appraisal well is planned for later in the year on the Geyad discovery and the Al Amir SE-3 well is being sidetracked.

A full list of current and expected wells for the remainder of the year and the first quarter of 2010 is provided below:

Country	Well Name	Equity %	Timing
Norway	Bream Appraisal	20.00	Currently logging
Norway	Grosbeak	20.00	Currently logging
Pakistan	Bado Jabal	6.00	Currently drilling
Congo	Frida	31.50	Q3
Egypt	Geyad-2X	10.00	Q3/Q4
Indonesia	Anoa Deep	28.67	Q4
Vietnam	TBD (Block 07/03)	30.00	Q4
Norway	Greater Luno	30.00	Q4
Pakistan	K-19 (Kadanwari)	15.79	Q4
UK	Bugle North Appraisal	41.00	Q4 2009 or Q1 2010

A fuller schedule of expected well timings for the second half of 2009 and 2010 can be found on the website at www.premier-oil.com.

FINANCIAL

The average oil price realised for the first half of 2009 was $52.4 per barrel (1H 2008: $110 per barrel) with cargoes sold on average at a small premium to Brent.

Average gas prices for the principal gas producing areas for the period were:

$/mcf	1H 2009	2H 2008
Indonesia	8.94	14.25
Pakistan	3.86	3.66

The group is protected from significant reductions in commodity prices by its programme of long-term hedges. Additional hedges were put in place following the acquisition of Oilexco during the first half of the year. Oil production volumes covered by average floors and caps by year are as follows:

	2009	2010	2011	2012
% Production	47	40	45	34
Average Floor ($/bbl)	45.3	51.2	51.2	39.3
Average Cap ($/bbl)	91.1	80.0	80.0	100.0

In 2009 and 2010, volumes of up to 1.33 million barrels have been sold forward at an average price of $55.1/bbl.

Hedging contracts relating to High Sulphur Fuel Oil (HSFO) which underpin the Singapore gas contracts are as follows:

	2009	2010	2011	2012
% Production	32	35	35	35
Average Floor ($/MT)	250	250	250	250
Average Cap ($/MT)	500	500	500	500

Production from our Pakistan gas fields (the value of which is generally less sensitive to oil price fluctuations) is not hedged.

Following the successful financings associated with the Oilexco acquisition, the group has maintained significant cash and undrawn facilities. As at 30th June, these are estimated at $192 million and $325 million respectively. Anticipated capital spending for the full year, based on current drilling and development timetables is $130 million (exploration) and $230 million (development) on a pre-tax basis.

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**

Simon Lockett

Tony Durrant

Pelham PR

James Henderson **Tel: 020 7743 6673 / 07774 444 163**

Gavin Davis **Tel: 020 7743 6677 / 07910 104 660**